Exhibit 99.1

NewGen Provides Update on K25.ai Investment and Strengthened Financial Position

NewGen’s total shares outstanding count expected to reach 5.9 million following recently announced share issuance, bolstering market capitalization

NewGen’s agreed 13% stake in K25.ai is now valued at approximately US$26 million, based on K25.ai’s recently closed Series A investment round, representing an unrealized gain of about US$8.5 million

BANGKOK, July 30, 2026 – NewGenIVF Group Limited (Nasdaq: NIVF) (“NewGen” or the “Company”), a technology-driven, diversified growth company, today provided an update on its strategic investment in K25.ai and the related impact on the Company’s capitalization and financial position.

NewGen reported net profit attributable to shareholders of US$9.9 million for the fiscal year ended December 31, 2025, with net assets of approximately US$25.98 million as of that date. The Company’s financial position has been further strengthened in 2026 by the appreciation in value of its investment in K25.ai.

Based on a current implied valuation of US$200 million for K25.ai, the Company’s agreed 13% stake, which remains subject to completion of the acquisitions in accordance with the applicable share purchase agreements, is now valued at approximately US$26 million, generating an expected unrealized gain of approximately US$8.5 million. The Company believes this appreciation represents a meaningful enhancement to its balance sheet and reflects the continued growth trajectory of K25.ai since the initial investment was made.

Upon completion of the issuance of 2,500,000 Class A ordinary shares as announced on July 27, 2026, NewGen’s total outstanding Class A ordinary share count is expected to reach approximately 5,900,000.

Alfred Siu, Founder, Chairman and CEO of NewGen, commented, “Our 2025 results, including US$9.9 million in net profit and US$25.98 million in net assets, reflect a strong financial foundation. The step-up in K25.ai’s implied valuation to US$200 million brings our 13% stake to approximately US$26 million and generates an expected unrealized gain of approximately US$8.5 million, further strengthening our balance sheet as we execute on our growth strategy.”

About NewGen

NewGenIVF Group Limited is a technology-forward, diversified growth company pursuing opportunities across real estate development, digital asset innovation, and reproductive health solutions. The Company operates through NewGenProperty, focused on real estate development projects in Ras Al Khaimah, United Arab Emirates; NewGenDigital, focused on digital asset and decentralized-finance solutions; and NewGenSup, focused on health and longevity products and solutions. NewGenIVF’s legacy business includes IVF and assisted reproductive treatment services across Asia. To learn more, visit www.nivf.global. Information contained on, or accessible through, the Company’s website is not incorporated by reference into this press release.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements in this press release include, but are not limited to, statements regarding: the expected completion of NewGen's acquisitions of equity interests in K25.ai and the resulting aggregate ownership of 13%; the implied valuation of K25.ai and the corresponding value of NewGen's stake and expected unrealized gain; the anticipated completion of the previously announced issuance of Class A ordinary shares and its expected effect on total shares outstanding and market capitalization; and characterizations of the Company's financial position, balance sheet strength, and growth trajectory in connection with the K25.ai investment.

These forward-looking statements are based on the Company's current expectations, estimates, projections and assumptions as of the date of this press release and are subject to known and unknown risks, uncertainties and other factors that may cause actual results, performance or achievements to differ materially from those expressed or implied. These risks and uncertainties include, among others: the risk that the acquisitions of equity stakes in K25.ai are not completed on the terms described or at all; the risk that the carrying value of the Company's investment in K25.ai is not realized and may be impaired; and share dilution and capital markets issuance risk. Additional risks are described in the Company's Annual Report on Form 20-F and other filings with the U.S. Securities and Exchange Commission.

All information provided in this press release is as of the date of this press release. The Company undertakes no obligation to update or revise any forward-looking statements, except as required by applicable securities laws.

Contacts

ICR, LLC

Robin Yang

Phone: +1 (212) 537-3847

Email: Newgenivf.IR@icrinc.com